FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

INDEX TO FINANCIAL STATEMENTS

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ERNST & YOUNG

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plans Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 30, 2006

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
Assets:		
Investments	$978,122,930	$865,442,374
Non-interest bearing cash	579	-
Due from brokers	70,181	-
Total assets	978,193,690	865,442,374
Net assets available for benefits	$978,193,690	$865,442,374

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2005

Contributions:	
Participant	$ 24,873,556
Employer	16,227,119
Rollovers	1,806,083
Total contributions	42,906,758
Net investment income:	
Dividends	20,380,575
Interest	897,571
Total dividend and interest income	21,278,146
Net appreciation in fair value of investments	185,232,233
Investment expenses	(371,491)
Total net investment income	206,138,888
Withdrawals	(136,294,330)
Net increase during the year	112,751,316
Net assets available for benefits at beginning of year	865,442,374
Net assets available for benefits at end of year	$978,193,690

See accompanying notes.

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THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1--Significant accounting policies and description of Plan

The information included below regarding The Williams Investment Plus Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan and a portion of the Plan is also an employee stock ownership plan ("ESOP") maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its participating subsidiaries (collectively, "Williams" or "Employer"), excluding employees covered by another defined contribution plan, employees represented by certain collective bargaining agreements, and certain other employees, as defined.

Fidelity Management Trust Company is the trustee and record keeper, and Fidelity Investments Institutional Operations Company, Inc. provides certain record keeping services for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investment valuation and income recognition

Participant loans are carried at their outstanding balances, which approximate fair value. Shares of mutual funds are valued at fair value based on published market prices, which represent the net asset values of the shares held by the Plan. The fair value of the common collective trust is based on the fair value of the underlying investments as determined by the trustee of the fund. Investments in common stock and all other assets are stated at fair value based upon closing market quotes.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Note 1--Significant accounting policies and description of Plan (continued)

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams. Each participant has an Employee Contribution Account, consisting of, as applicable, an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account; and, as applicable, an Employer Contribution Account, consisting primarily of an Employer Matching Contribution Account. In addition, certain participants may also have a BESOP Employer Contribution Account, a MAPCO Employer Matching Contribution Account, a Transtock Account, a WESOP Account, and a Catch-up Contribution Account, as applicable.

The Plan is a defined contribution plan to which an eligible employee participant may allot from one percent to 30 percent of his/her eligible compensation (one to ten percent for Highly Compensated Employees, as defined in the Plan) per pay period. The Employer will contribute an amount equal to 100 percent of each participant's allotment up to a maximum of six percent of his/her eligible compensation. In addition, the Plan allows for discretionary employer contributions. No such discretionary employer contributions were made in 2005.

The Pre-Tax Account is made up of amounts contributed from the participant's "before tax" compensation. The Plan allows a maximum contribution to the Pre-Tax Account of 30 percent of the eligible employee participant's compensation (10 percent for Highly Compensated Employees). The maximum pre-tax contribution percentage is subject to periodic adjustment in order to comply with Internal Revenue Service ("IRS") Regulations.

Participants may elect investment in any of various funds, including the All Market Option (which consists of a self-directed fund and The Williams Common Stock Fund ("Williams Common Stock Fund")), provided they allocate their contribution in multiples of one percent. A participant may change his/her investment direction from time to time, subject to certain limitations.

Effective March 25, 2005, the Plan was amended limiting participants' future contributions, including employer and employee participant contributions, loan payments and rollovers in shares of the Williams Common Stock Fund to no more than 20 percent of total contributions. If a participant did not redirect their future contributions in the Williams Common Stock Fund to 20 percent or less prior to 3:00 P.M. Central Standard Time March 24, 2005, their contributions in excess of the 20 percent were automatically redirected to a default investment fund, one of the

Note 1--Significant accounting policies and description of Plan (continued)

Fidelity Freedom Fund options in the Plan, based on the participant's age. The amendment also prohibits exchanges (transfers from other investment funds) into shares of the Williams Common Stock Fund.

Administrative expenses

Certain administrative expenses of the Plan are paid by Williams.

Vesting

A participant has a non-forfeitable vested interest in the current fair value of the assets purchased with his/her contributions. An eligible employee participant becomes 20 percent vested in the employer contributions made on his/her behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, becoming 100 percent vested upon five years of service. In addition, a participant's account becomes totally vested by reason of his/her death, total and permanent disability, reaching age 65, retirement under a pension plan of Williams, permanent job elimination or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan.

Upon certain sales of assets or companies, participants affected by permanent job elimination or permanent reduction in work force are also 100 percent vested. Generally, until September 27, 2005, payment of benefits were made at the participant's discretion in Williams common stock and/or cash, or cash only, in a lump sum. As a result of an amendment to the Plan effective September 27, 2005, generally the payment of benefits under the Plan shall be made in cash, or if requested by the participant, with respect to amounts held in the ESOP portion of the Plan, in Williams common stock, with the balance made in cash.

Employer contributions which are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.

In-service withdrawals

An eligible employee participant may request a partial in-service withdrawal from the Plan of his/her Rollover Contribution Account and a portion, as defined in the Plan document, of his/her

Note 1--Significant accounting policies and description of Plan (continued)

After-Tax Account. An eligible employee participant may make two such withdrawals during any Plan year and is not suspended from participation in the Plan following such a withdrawal.

An eligible employee participant who has completed two years of participation may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall the amount withdrawable exceed the vested portion of the participant's Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be requested every twelve months.

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of his/her Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account and the BESOP Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or a Transtock Account (collectively, the "Restricted Williams Common Stock Fund") may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant's Pre-Tax Account before age 59½ may be made if he/she is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding twelve month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months or 25 years for the purchase of a primary residence. Periodic principal and interest payments are reinvested in various funds as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and

Note 1--Significant accounting policies and description of Plan (continued)

interest is paid ratably through payroll deductions. If the participant's employment is terminated, the participant may continue to make principal and interest payments through a coupon book payment process, subject to certain limitations.

Other

Each participant has his/her own individual account, and contributions, and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balance.

Net investment income (loss), including net appreciation (depreciation) in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant's account balances.

Only participants with Williams common stock in Transtock or WESOP accounts can elect to receive dividends earned on the vested portions of their Williams Common Stock Fund accounts.

Effective July 1, 2005, the Plan was amended to convert the entire Williams Common Stock Fund within the Plan to an ESOP effective July 1, 2005. Additionally, this amendment will allow for the election of dividend pass-through, cash dividends paid directly to participants, for the dividends received on the shares in the Plan's ESOP effective on and after January 1, 2008. Prior to this amendment, a portion of the Plan had already been characterized as an ESOP, and dividend pass-through was allowed on such portion.

While the Compensation Committee has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of termination, each participant becomes fully vested in their entire account balance.

Risk and uncertainties

The Plan provides for various investments in mutual funds, a common collective trust and the All Market Option (which consists of the Williams Common Stock Fund and a self-directed account). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 1--Significant accounting policies and description of Plan (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2--Investments

The following investments represent five percent or more of the Plan's net assets at December 31:

	2005	2004
Williams Common Stock Fund	$521,885,587*	$433,860,758*
Fidelity Managed Income Portfolio II	89,649,220	104,035,264
Vanguard Institutional Index Fund	54,802,596	56,807,957
Fidelity Contrafund	53,401,985	***
Fidelity Magellan Fund	**	55,584,390

* Includes nonparticipant-directed investments (see Note 3)
** Investment did not equal or exceed five percent of the Plan's net assets at December 31, 2005.
*** Investment did not equal or exceed five percent of the Plan's net assets at December 31, 2004.

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ 15,122,355
Common stocks	170,137,152
Other	(27,274)
	$185,232,233

Note 3--Nonparticipant-directed investments

The nonparticipant-directed investments in the Plan are held by certain participants who hold Williams common stock in the Restricted Williams Common Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to this fund is as follows:

	December 31, 2005	December 31, 2004
Net assets:		
Williams common stock	$32,253,534	$26,545,061

	Year Ended December 31, 2005
Changes in net assets:	
Dividends and interest	$ 316,857
Net appreciation in fair value of investments	10,402,999
Investment expense	(4,213)
Withdrawals	(4,009,054)
Transfers to participant-directed investments	(998,116)
	$ 5,708,473

Note 4--Tax status and federal income taxes

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated February 24, 2004, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the amendments covered by the determination letter. A request for determination of the continued qualification of the Plan has been filed with the IRS. The response is currently pending. The Plan's Administrative Committee believes the Plan, as amended since the prior determination letter, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The necessary steps, if any, will be taken to maintain the Plan's qualified status.

Note 5--Differences between financial statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2005	2004
Net assets available for benefits per the financial statements	$978,193,690	$865,442,374
Amounts allocated to withdrawing participants	(740,818)	(282,363)
Net assets available for benefits per the Form 5500	$977,452,872	$865,160,011

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the year ended December 31, 2005:

Withdrawals per the financial statements	$136,294,330
Add: Amounts allocated to withdrawing participants at December 31, 2005	740,818
Less: Amounts allocated to withdrawing participants at December 31, 2004	(282,363)
Withdrawals per Form 5500	$136,752,785

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

Note 6--Transactions with Parties-in-Interest

Certain investments held by the Plan are managed by the trustee and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 7--Subsequent events

Effective January 1, 2006, the Plan was amended to phase out all shares in the Williams Common Stock Fund by the end of 2010. Employee participants may be eligible to withdraw certain vested shares of Williams Common Stock in their Employer Contribution Accounts beginning in 2008 until December 31, 2010. The remaining shares in the Williams Common Stock Fund will be required to be sold and the proceeds reinvested in other available funds within the Plan by December 31, 2010. If a participant takes no action to sell their shares by December 31, 2010, the shares will be sold and the proceeds reinvested in the applicable Fidelity

Note 7--Subsequent events (continued)

Freedom Fund, based on the participant's age, or other default fund. This amendment does not affect the stock held within the Restricted Williams Common Stock Fund. Additionally, effective January 1, 2006, the Plan was amended to no longer allow participants' future contributions, including employer and employee contributions, loan payments and rollovers, in shares of the Williams Common Stock Fund. If a participant did not redirect their future contributions in the Williams Common Stock Fund prior to December 31, 2005, their contributions were automatically redirected to a default investment fund, one of the Fidelity Freedom Fund options in the Plan, based on the participant's age. Dividend reinvestment will continue to be allowed within the Williams Common Stock Fund.

Effective January 1, 2006, the Plan was amended to no longer allow participants' future contributions, including employer and employee contributions, loan payments and rollovers, in the Fidelity Magellan Fund. On December 30, 2005, the Davis New York Venture Fund was added to the Plan as a new investment option. If a participant did not redirect their future contributions in the Fidelity Magellan Fund by December 30, 2005, their contributions were automatically redirected to the Davis New York Venture Fund. Participants will have until December 15, 2006, to sell any existing units in the Fidelity Magellan Fund and reinvest the proceeds from the sale of these units in other available investment options within the Plan. If a participant takes no action to sell their units in the Fidelity Magellan Fund by December 15, 2006, the remaining units will be sold and the proceeds reinvested in the Davis New York Venture Fund.

Four class action complaints were filed against Williams, certain members of its Board of Directors and alleged, current and/or former members of its benefits and investment committees under the Employee Retirement Income Security Act by participants in the Plan. In September 2005, the parties agreed to settle these consolidated matters for $55 million. Of this amount, Williams paid $5 million and an insurance carrier paid $50 million. This settlement received final approval at a fairness hearing on November 16, 2005. The U.S. Department of Labor was also independently investigating Williams' employee benefit plans but communicated its decision on November 1, 2005, to close its investigation of the Plan's stock investments. Before the end of 2006, the Plan is expected to receive the proceeds from the settlement (net of fees and expenses that are expected to be significant and that include fees and expenses for certain attorneys, the plaintiffs' compensation, the plan of allocation implementation, and taxes) pursuant to a plan of allocation, also approved by the court, for the benefit of Plan participants and beneficiaries in the settlement class.

SUPPLEMENTAL SCHEDULE

Schedule 1

THE WILLIAMS INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Managed Income Portfolio II – 89,649,220 shares		$ 89,649,220
	PIMCO	PIMCO Total Return Inst Fund – 1,930,701 shares		20,272,362
*	Fidelity	Fidelity Puritan Fund – 1,987,491 shares		37,225,700
	Vanguard	Vanguard Institutional Index Fund – 480,682 shares		54,802,596
	Vanguard	Vanguard Equity Income ADM Fund – 156,073 shares		7,455,589
*	Fidelity	Fidelity Contrafund – 824,614 shares		53,401,985
*	Fidelity	Fidelity Magellan Fund – 450,536 shares		47,955,042
	Putnam	Putnam Voyager Fund Y – 1,057,721 shares		18,986,098
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund – 706,421 shares		23,177,684
*	Fidelity	Fidelity Diversified International Fund – 1,378,954 shares		44,871,163
*	Fidelity	Fidelity Freedom Income Fund – 109,272 shares		1,242,426
*	Fidelity	Fidelity Freedom 2010 Fund – 480,195 shares		6,746,746
*	Fidelity	Fidelity Freedom 2020 Fund – 531,238 shares		7,814,507
*	Fidelity	Fidelity Freedom 2030 Fund – 247,308 shares		3,714,571

*Party-in-interest
**Column not applicable for participant-directed investments.

THE WILLIAMS INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Freedom 2040 Fund – 304,651 shares		$ 2,690,069
*	The Williams Companies, Inc.	Common stock – 21,132,001 shares		489,632,053
*	The Williams Companies, Inc. – nonparticipant-directed	Common stock – 1,392,005 shares	$15,818,903	32,253,534
*	Self-Directed Fund	A self-directed fund allowing participants to invest in publicly traded stocks, mutual funds and bonds at their discretion.		23,616,852
*	Participant Loan	Loans extended to participants at interest rates of 5.0% to 10.5%		12,614,733
				$ 978,122,930

*Party-in interest
**Column not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE WILLIAMS
INVESTMENT PLUS PLAN
(Name of Plan)

By [signature]
Tom Janorschke
Chairman, Administrative Committee
The Williams Companies, Inc.

Date: June 22, 2006

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-85542) pertaining to The Williams Investment Plus Plan of our report dated May 30, 2006, with respect to the financial statements and schedule of The Williams Investment Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

Tulsa, Oklahoma
June 22, 2006

0605-0743370